Exhibit 10.13

Innovation Intelligence®	1820 E Big Beaver Rd., Troy, MI 48083-2031 USA, Phone: 248-614-2400 Fax: 248-614-6197 www.altair.com

July 19, 2017

Howard Morof

35360 Stratton Hill Ct.

Farmington Hills, Michigan 48331

Dear Howard:

Altair Engineering, Inc. (“Altair”) hereby desires to amend and restate the terms of your offer of employment to reflect its current terms as set forth herein (the “Letter”).

Salary	$28,333.33 per month

Profit and Growth Bonus Pool	Participation in the Altair discretionary Executive Profit and Growth Bonus Pool applicable to other members of the senior executive team upon the terms and conditions established from time to time by the CEO and/or the Altair Board.

Car Allowance	$600.00 per month

Paid Time Off	4 weeks

Holidays	Please see enclosed Summary of Benefits.

Medical, Rx, Dental, Vision	Available through Blue Cross Blue Shield of Michigan – please see enclosed Summary of Benefits.

Short-term & Long-term Disability, Life and AD&D Insurance	Provided by Altair.

401(k)	The amount of a 401(k) matching contribution, if any, is determined annually in the discretion of the Altair Board and you will be eligible for such matching contribution, if any such contributions are made.

You shall continue to serve as Chief Financial Officer and work out of our office in Troy, MI. You shall report to the CEO, James Scapa.

Other terms and conditions are attached as Exhibit A to this letter and are an integral part of this Letter. To the extent that any terms or conditions in this Letter (and Exhibit A) conflict with Altair’s Employee Manual or similar general Altair policy statements or guidelines, the terms of this Letter (and Exhibit A) shall govern.

In countersigning this Letter you represent and warrant that you are not under any non-compete restrictions, restrictive covenants, or other restrictive agreements (collectively “Restriction”) other than as disclosed in the attached Exhibit A. This Letter together with all exhibits hereto, including your non-disclosure agreement with Altair dated January 29, 2013, sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between you and Altair with respect to the subject matter hereof, including without limitation that certain offer letter by and between you and Altair, dated January 10, 2013 (the “Prior Offer Letter”). Notwithstanding the foregoing, to the extent of any inconsistency between this Letter and the Prior Offer Letter, this Letter shall control.

In connection with your Prior Offer Letter, you acknowledged that any material false information, misrepresentations, or omissions – oral or written – with respect to your resume may result in your dismissal from Altair. You previously authorized Altair to investigate all statements contained in your application of employment and/or resume, and authorized all such references and sources (and the company) to release this information without liability for damage resulting from such release. You also waived any requirement for written notice of the release of such records that may be mandated by state or federal law.

You acknowledge that by executing this Letter you agree to indemnify Altair for any claim of any kind resulting from the breach of any Restriction. By executing this Letter, you understand that Altair has and will continue to characterize all employees’ employment status as “at will.” As an employee of Altair, you are requested to provide Altair with no less than 4 weeks prior written notice if you decide to terminate your employment with Altair. This notice should be provided to the CEO and the Vice President of Human Resources (“VP of HR”). You acknowledge that the material terms and conditions of this Letter will be publically disclosed in the event that the Company pursues a public offering of its stock.

All payments under this Letter, including those set forth in Exhibit A, are intended to comply with or be exempt from the requirements of Section 409A of the Code and regulations promulgated thereunder (“Section 409A”). As used in this Letter, the “Code” means the Internal Revenue Code of 1986, as amended. To the extent permitted under applicable regulations and/or other guidance of general applicability issued pursuant to Section 409A, Altair reserves the right to modify this Letter to conform with any or all relevant provisions regarding compensation and/or benefits so that such compensation and benefits are exempt from the provisions of 409A and/or otherwise comply with such provisions so as to avoid the tax consequences set forth in Section 409A and to assure that no payment or benefit shall be subject to an “additional tax” under Section 409A. To the extent that any provision in this Letter is ambiguous as to its compliance with Section 409A, or to the extent any provision in this Letter must be modified to comply with Section 409A, such provision shall be read in such a manner so that no payment due to you shall be subject to an “additional tax” within the meaning of Section 409A(a)(1)(B) of the Code. If necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees,” any payment on account of your separation from service that would otherwise be due hereunder within six (6) months after such separation shall be delayed until the first business day of the seventh month following the date of your termination and the first such payment shall include the cumulative amount of any payments (without interest) that would have been paid prior to such date if not for such restriction. Each payment in a series of payments hereunder shall be deemed to be a separate payment for purposes of Section 409A. In no event may you, directly or indirectly, designate the calendar year of payment. All reimbursements provided under this Letter shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Letter), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit. Notwithstanding anything contained herein to the contrary, you shall not be considered to have terminated employment with Altair for purposes of the severance provisions in Exhibit A unless you would be considered to have incurred a “termination of employment” from Altair within the meaning of Treasury Regulation §1.409A-1(h)(1)(ii). In no event whatsoever shall Altair be liable for any additional tax, interest or penalty that may be imposed on you by Section 409A or damages for failing to comply with Section 409A.

Enclosed you will find a copy of the Summary of Benefits. If you have any further questions, please feel free to call me.

Sincerely,

/s/ James R. Scapa
Name: James R. Scapa
Title: Chief Executive Officer
Altair Engineering, Inc.

Enclosures: Summary of Benefits

By signing and returning this Letter, you confirm that this Letter accurately sets forth the current understanding between you and Altair and that you accept and agree to the terms as outlined.

Signature:	/s/ Howard Morof	July 19, 2017
	Howard Morof	Date

EXHIBIT A

ATTACHMENT TO LETTER

General Provisions

1)	Executive Benefits: In addition to the benefits enumerated in the Letter, you shall be entitled to participate in a manner consistent with your role as CFO in benefit plans presently in place or established in the future where such benefit plans are generally intended to benefit “C” level members of Altair. By way of example, “C” level executives would include the CEO, CTO, CIO, CMO, CAO, COO and similar positions.

2)	Option Awards: Eligibility to continue to receive further option awards or grants, or to participate in similar executive compensation arrangements, should they be established.

3)	Professional Dues and Continuing Education: Altair shall be responsible for the payment and reimbursement of customary professional dues and continuing education costs.

4)	Special Bonus: In addition to any other bonus, option, equity related or incentive compensation or benefit, in the event (A) a Change in Control (as defined in the Altair Engineering Inc. 2012 Incentive and Non-qualified Stock Option Plan) occurs and (B) within one (1) month prior to the date of such Change in Control or twelve (12) months after the date of such Change in Control, your employment with the successor corporation (or parent or subsidiary of the successor corporation, if applicable) is involuntarily terminated for any reason other than Cause or voluntarily terminated by you for Good Reason (as such terms are defined below) you will be entitled to a one-time special bonus equal to $500,000, payable in full within three business days after the occurrence of the events described in (A) & (B) above.

Severance Provisions

Altair shall provide you with the following severance payments (paid pursuant to the typical payment schedule as if an executive employee of Altair, subject to any restrictions imposed by Section 409A) and benefits as applicable, in addition to the payment of any accrued and unpaid Salary and unreimbursed business expenses that are otherwise due upon any termination of your employment:

•	Resignation from your employment with Altair for Good Reason, or termination by Altair without Cause: continued payment of 12 months of Salary plus (i) any accrued and unpaid Profit and Growth Bonus for the prior calendar year, (ii) a pro-rated Profit and Growth Bonus for the calendar year of termination, based on the number of days you were employed during the calendar year divided by 365, and (iii) continued participation in Altair employee benefit programs, as if still employed as CFO, during the severance period (collectively “Severance”).

•	Termination for Cause by Altair: No Severance.

Good Reason: Shall mean any of (1) a material diminution in your duties or responsibilities or the assignment to you of duties that are materially inconsistent with your role as CFO of Altair, (2) any material reduction in your compensation and benefit opportunities, unless applied in a substantially equal or pro-rata fashion across the C level executives of Altair, or (3) the requirement to relocate your principal place of employment more than 30 miles from Altair’s Troy, Michigan offices. You are required to provide written notice of the Good Reason condition within 90 days of the initial existence of the condition, and Altair shall have 30 days from receipt of such written notice to remedy the condition. If the condition is not remedied within the 30-day period, you must separate from service within 60 days of the end of the cure period to be eligible to receive the Severance.

Cause: Shall mean (1) a felony conviction or admission of guilt (other than as relates to a misdemeanor vehicle accident), (2) any material a) willful, intentional or deliberate neglect of your proper responsibilities or b) non-compliance by you of the lawful and reasonable orders or directions of Altair’s CEO and/or Board of Directors, (3) participation in a fraud or act of dishonesty against Altair, or (4) other material non-compliance with Altair’s policies or guidelines generally applicable to C level executives that results in substantial injury to Altair. Any termination for Cause is conditioned upon Altair providing written notice to you stating the event giving rise to condition, and providing you the opportunity to cure such event or circumstance within a reasonable period under the circumstances.